UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UROGEN PHARMA LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M96088105

(CUSIP Number)

Asaf Shinar

Pontifax

14 Shenkar Street

Herzliya Pituach 46140, Israel

972-9-9725617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96088105	13D	PAGE 2 OF 9

1	NAME OF REPORTING PERSON: Pontifax Management III G.P. (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – Ultimate general partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,485,168[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,485,168[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1 1,485,168[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[2]
14	TYPE OF REPORTING PERSON PN

1	Includes (i) 472,681 Ordinary Shares held by Pontifax (Cayman) III, L.P. and (ii) 1,012,487 Ordinary Shares held by Pontifax (Israel) III, L.P.

2	Based on 34,122,087 Ordinary Shares outstanding as of March 7, 2024, as provided for in UroGen Pharma Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 14, 2024.

CUSIP No. M96088105	13D	PAGE 3 OF 9

1	NAME OF REPORTING PERSON: Pontifax Management Fund III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – General partner of the III Funds (see Item 2)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,485,168[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,485,168[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1 1,485,168[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[2]
14	TYPE OF REPORTING PERSON PN

1	Includes (i) 472,681 Ordinary Shares held by Pontifax (Cayman) III, L.P. and (ii) 1,012,487 Ordinary Shares held by Pontifax (Israel) III, L.P.

2	Based on 34,122,087 Ordinary Shares outstanding as of March 7, 2024, as provided for in UroGen Pharma Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 14, 2024.

CUSIP No. 29014R103	13D	PAGE 4 OF 9

1	NAME OF REPORTING PERSON: Pontifax (Cayman) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 472,681[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,681[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,681[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%[2]
14	TYPE OF REPORTING PERSON PN

1	Includes 472,681 Ordinary Shares held by Pontifax (Cayman) III, L.P.

2	Based on 34,122,087 Ordinary Shares outstanding as of March 7, 2024, as provided for in UroGen Pharma Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 14, 2024.

CUSIP No. 29014R103	13D	PAGE 5 OF 9

1	NAME OF REPORTING PERSON: Pontifax (Israel) III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,012,487[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,012,487[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,012,487[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%[2]
14	TYPE OF REPORTING PERSON PN

1	Includes 1,012,487 Ordinary Shares held by Pontifax (Israel) III, L.P.

2	Based on 34,122,087 Ordinary Shares outstanding as of March 7, 2024, as provided for in UroGen Pharma Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 14, 2024.

CUSIP No. 29014R103	13D	PAGE 6 OF 9

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on February 15, 2018 (the “Original 13D” and together with the Amendment, the “Schedule 13D”). This Amendment No. 1 is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares of the Issuer. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D/A relates to Ordinary Shares, par value NIS $0.01 per share (the “Ordinary Shares”), of UroGen Pharma Ltd., a company organized under the laws of the State of Israel (“UroGen”). The address of the principal executive office of UroGen is 400 Alexander Park, Princeton, NJ 08540.

Item 2.	Identity and Background.

The information contained in “Item 2. Identity and Background” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in “Item 3. Source and Amount of Funds or Other Consideration” contained in the Schedule 13D is hereby being supplemented by this Schedule 13D/A as follows:

Between November 6, 2018 and September 20, 2022, Pontifax (Cayman) III, L.P. and and Pontifax (Israel) III, L.P. exercised an aggregate of 20,519 and 43,962 options, respectivley.

The funds used by Pontifax (Cayman) III, L.P. and Pontifax (Israel) III, L.P. to exercise the options and purchase the underlying shares came from their respective working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Ran Nussbaum, is a managing partner of Pontifax Management III G.P. (2011) Ltd. and served as a member of the Board of the Issuer up until September 7, 2023. Consequently Mr. Nussbaum no longer has influence over the corporate activities of the Issuer.

CUSIP No. 29014R103	13D	PAGE 7 OF 9

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Pontifax Management III G.P. (2011) Ltd.	1,485,168	[1]	4.4%[4]	0	1,485,168	0	1,485,168
Pontifax Management Fund III L.P	1,485,168	[1]	4.4%[4]	0	1,485,168	0	1,485,168
Pontifax (Cayman) III, L.P.	472,681	[2]	1.4%[4]	0	472,681	0	472,681
Pontifax (Israel) III, L.P.	1,012,487	[3]	3.0%[4]	0	1,012,487	0	1,012,487

1	Includes (i) 472,681 Ordinary Shares held by Pontifax (Cayman) III, L.P. and (ii) 1,012,487 Ordinary Shares held by Pontifax (Israel) III, L.P. Management III and Pontifax III each disclaims beneficial ownership of any shares owned beneficially or of record by any other person named in this Item 5(a)-(b), except that Cayman III is the holder of record of 472,681 Ordinary Shares and Israel III is the holder of 1,012,487 Ordinary Shares. Management III is the general partner of Cayman III and Israel III. Ran Nussbaum and Tomer Kariv are the managing partners of each of Management III. As such, each of Pontifax III, Management III, Ran Nussbaum, and Tomer Kariv may be deemed to beneficially own shares of Common Stock of the III Funds.
2	Includes 472,681 Ordinary Shares held by Pontifax (Cayman) III, L.P.

3	Includes 1,012,487 Ordinary Shares held by Pontifax (Israel) III, L.P.

4	Based on 34,122,087 Ordinary Shares outstanding as of March 7, 2024, as provided for in UroGen Pharma Ltd.’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on March 14, 2024.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Ordinary Shares or options to purchase Ordinary Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) None of the Reporting Persons or Related Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not Applicable.

CUSIP No. 29014R103	13D	PAGE 8 OF 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

Item 7.	Material to Be Filed as Exhibits.

The information contained in “Item 7. Material to be Filed as Exhibits” contained in the Schedule 13D is not being amended by this Schedule 13D/A.

CUSIP No. 29014R103	13D	PAGE 9 OF 9

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024

PONTIFAX MANAGEMENT III G.P. (2011) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX MANAGEMENT FUND III L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (CAYMAN) III, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner

PONTIFAX (ISRAEL) III, L.P.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Managing Partner